EXHIBIT 23(a)

<u>CONSENT OF INDEPENDENT ACCOUNTANTS</u>

We hereby consent to the incorporation by reference in the Registration Statement on Form
S-3 (Nos. 333-33098 and 333-55656) and Form S-8 (Nos. 33-10169, 33-26726, 33-38362, 33-
44663, 333-44364, 333-59692 and 333-59696) of Cleco Corporation of our report dated
February 20, 2004 relating to the financial statements and financial statement schedules, which
appears in this Form 10-K.

PricewaterhouseCoopers LLP
New Orleans, Louisiana
March 9, 2004